Exhibit 3.1

ARTICLES OF INCORPORATION OF A GENERAL STOCK CORPORATION

Article 1: Corporate Name

The name of the corporation is LUTHER BURBANK CORPORATION (the “Corporation”).

Article 2: Corporate Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code (the “Code”).

Article 3: Capital Structure

The Corporation is authorized to issue two classes of shares, designated “Common Shares” and “Preferred Shares.” The total number of shares of Common Shares the Corporation is authorized to issue is one hundred million (100,000,000) shares.  The total number of shares of Preferred Shares the Corporation is authorized to issue is five million (5,000,000).

The Preferred Shares may be issued from time to time in one or more series.  The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Shares and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares.  The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The Corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Shares if at any time the number of shares of Common Shares remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Shares.

Article 4: Director Liability

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Article 5: Indemnification of Directors and Officers

The Corporation can indemnify agents (as defined in Cal. Corp. Code § 317) for breach of duty to the Corporation and its shareholders through bylaw provisions or agreements with agents or both in excess of indemnification otherwise permitted by California Corporations Code § 317, subject to the limits on such excess indemnification set forth in California Corporations Code § 204.

Article 6: Effective Date

This document becomes effective when the document is received for filing by the Secretary of the State of California.